INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of The 59 Wall Street Tax Free
Short/Intermediate Fixed
   Income Fund:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that The 59 Wall Street Tax Free Short/Intermediate Fixed Income Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2000, and with respect to agreement of security purchases and sales, for the period from July 1, 2000 (the date Brown Brothers became the custodian for the Fund) through September 30, 2000:

1.  Confirmation of all securities held in book entry form by The
Depository Trust Company;

2. Reconciliation of all such securities to the books and records of the Portfolio and the Custodian;

3. Agreement of a sample of security purchases and sales or maturities for the period from July 1, 2000 (the date Brown Brothers Harriman became the custodian of the Portfolio) through September 30, 2000 from the books and records of the Portfolio to broker trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


October 5, 2001

DELOITTE & TOUCHE
Boston, Massachusetts





INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of The 59 Wall Street U.S. Treasury Money
Fund:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that The 59 Wall Street U.S.
Treasury Money Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2000, and with respect to agreement of security purchases and sales, for the period from July1, 2000 (the date Brown Brothers Harriman became the custodian for the Fund) through September 30, 2000:

1.  Confirmation of all securities held in book entry form by Bank of New
York;

2. Reconciliation of all such securities to the books and records of the Portfolio and the Custodian;

3. Agreement of a sample of security purchases and sales or maturities for the period from July 1, 2000 (the date Brown Brothers Harriman became the custodian of the Portfolio) through September 30, 2000 from the books and records of the Portfolio to broker trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


October 5, 2001

DELOITTE & TOUCHE
Boston, Massachusetts




INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of The 59 Wall Street Tax Exempt Money Fund:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that The 59 Wall Street Tax Exempt Money Fund (the "Fund") complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2000, and with respect to agreement of security purchases and sales, for the period from July 1, 2000 (the date Brown Brothers Harriman became the custodian for the Fund) through September 30, 2000:

1.  Confirmation of all securities held in book entry form by The
Depository Trust Company;

2. Reconciliation of all such securities to the books and records of the Portfolio and the Custodian;

3. Agreement of a sample of security purchases and sales or maturities for the period from July 1, 2000 (the date Brown Brothers Harriman became the custodian of the Portfolio) through September 30, 2000 from the books and records of the Portfolio to broker trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


October 5, 2001

DELOITTE & TOUCHE
Boston, Massachusetts





Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940


We, as members of management of BBH High Yield Fixed Income
Portfolio, BBH International Equity Portfolio, BBH Broad Market Fixed Income Portfolio, BBH Global Equity Portfolio, BBH Money Market Portfolio, The 59 Wall Street Inflation-Indexed Securities Fund, The
59 Wall Street Tax-Efficient Equity Fund, The 59 Wall Street Tax Exempt Money Fund, The 59 Wall Street U.S. Treasury Money Fund and The
59 Wall Street Tax Free Short/Intermediate Fixed Income Fund (the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2000, and from July 1, 2000 through September 30, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2000, and from July 1, 2000 through September 30, 2000, with respect to securities reflected in the investment account of the Funds.

ON BEHALF OF:
BBH High Yield Fixed Income Portfolio
BBH International Equity Portfolio
BBH Broad Market Fixed Income Portfolio
BBH Global Equity Portfolio
BBH Money Market Portfolio
The 59 Wall Street Inflation-Indexed Securities Fund
The 59 Wall Street Tax-Efficient Equity Fund
The 59 Wall Street Tax Exempt Money Fund
The 59 Wall Street U.S. Treasury Money Fund
The 59 Wall Street Tax Free Short/Intermediate Fixed Income Fund



Christine D. Dorsey
Assistant Secretary



Susan Jakuboski
Assistant Secretary